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[SNELL & WILMER L.L.P. LETTERHEAD]

November 2, 2006

Via Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010
Attn.: Pamela A. Long, Assistant Director

RE:
Willdan Group, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed October 11, 2006
File No. 333-136444

Dear Ms. Long:

        On behalf of our client, Willdan Group, Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated October 17, 2006 to Win Westfall, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 2 to Registration Statement on Form S-1 (the "Registration Statement") which was filed with the Commission on October 11, 2006. We are enclosing Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed as of November 3, 2006 (the "Amended Registration Statement") marked to show changes from the Registration Statement. The Company notes that the Amended Registration Statement has also been updated to include its financial results for the nine months ended September 29, 2006. For your convenience, the Commission's comments have been repeated herein in bold, with the Company's response immediately following each of the Commission's comments.

Capitalization, page 23

  1.
  We have read your response to comment 3. Please tell us why the retained earnings amount in the As Adjusted column in your capitalization table has not been classified as additional paid-in capital. Please refer to SAB Topic 4:B.

        The Company notes the Commission's comment and has revised the capitalization table in accordance with the guidance contained in SAB Topic 4:B.

Financial Statements
Balance Sheet, page F-3

  2.
  We have read your response to comment 4. Please record the redeemable common stock at its redemption value in your balance sheet with a corresponding adjustment to expense. Please refer to SAB Topic 14:E, SFAS 123(R), ASR 268 and EITF Topic D-98.

        The Company concludes that the relevant literature regarding balance sheet presentation is ASR 268 and EITF Topic D-98. The Company acknowledges that paragraph 15 of EITF Topic D-98 states, "If redeemable currently (for example, at the option of the holder), the security should be adjusted to its redemption amount at each balance sheet date." Further, paragraph 19 states, "Similarly, regardless of the accounting methods selected, the resulting increases or decreases in the carrying amount of redeemable common stock shall be treated in the same manner as dividends on nonredeemable stock and shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. However, increases or decreases in the carrying amount of a redeemable common stock should not affect income applicable to common stockholders."

        Since the Company has only one class of stockholders and all of its equity is classified as temporary equity, there is no permanent equity and there is no other class of stockholders to absorb the difference between the redemption amount and the carrying amount of the redeemable common stock. Charging retained earnings for the difference between the redemption amount and the carrying amount in accordance with the guidance of EITF Topic D-98 effectively cancels out the entry to increase redeemable common stock to the redemption amount since all of the Company's retained earnings is classified within temporary equity.

        As suggested by the Commission on the October 20, 2006 telephone call with the Company, the Company has revised its consolidated balances sheets and consolidated statements of redeemable stock to reflect a reduction (increase) in retained earnings for an increase (decrease) in the difference between the aggregate redemption amount and the carrying amount of the redeemable stock for all periods presented. Since the offsetting entry is to common stock for the periods when the Company had no par stock and to additional paid-in capital for the period that the Company had additional paid-in capital, there is no net change to total redeemable common stock. The Company continues to parenthetically disclose the aggregate redemption amounts on the face of its consolidated balance sheets to ensure the redemption amounts are prominently disclosed.

Note 6—Book Value Stock Purchase Plan, page F-14

  3.
  We have reviewed your response to comment 5. Please provide us with a comprehensive explanation to the following questions:

  •
  You took a 20% discount for lack of control and made a 15% synergies adjustment in arriving at the multiple that you used under the merger and acquisition method on Schedule 7 of your valuation report. Please provide us with objective and verifiable evidence that supports these adjustments. Please refer to Todd E. Hardiman's speech on December 6, 2004 at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments.

        The Company notes the Commission's comment and following the Company's conference call with the Commission on October 20, 2006, the Company has discussed with the appraiser the appropriateness of the 20% discount for lack of control and the 15% synergies adjustment. The Company has decided to exclude the 20% discount for lack of control and the 15% synergies adjustment in the updated valuation that was prepared by the appraiser using an October 6, 2005 valuation date, as further discussed in the Company's response to Comment 4 below.

    •
    Please explain in detail why you used a multiple well below the 25% percentile for the invested capital-to-revenue computation in Schedule 10.

    •
    Please explain in detail why you used multiples based on the 25% percentile for the invested capital-to-EBITDA and invested capital-to-EBIT multiples in schedules 11 and 12.

        The Company notes the Commission's comments and advises the Commission that in connection with the updated valuation using the October 6, 2005 valuation date, the appraiser selected multiples from generally higher percentiles in relation to the group of comparable companies, and in many cases, these selections had higher numerical values, also. For the invested capital-to-revenue and invested capital-to-EBITDA measures, the appraiser used multiples that are between the 25th percentile and the median for the group of comparable companies. For the invested capital-to EBIT measure, the appraiser used multiples at the median of the group. All of these selections are at the same levels or higher than the multiples used in the February 9, 2005 valuation report.

    •
    Since you indicate on page F-16 that during 2005 you had plans to become a public company, we do not understand why this did not result in a decrease in the lack of marketability discount from 27% a lower one, since the probability of an IPO went up substantially. Please explain in greater detail.

        The Company notes the Commission's comment and upon re-reading the disclosure on page F-16, concluded that this disclosure should be revised to avoid being misleading to the reader. The Company has revised its disclosure on page F-16 to explain that at the time of the stock sales in August through October 2005, the Company was considering becoming a public company, in addition to other forms of financing that would not have resulted in the Company becoming publicly traded, and that during the Company's year-end financial close process in February 2006, the Company determined that it may be within one year of an initial public offering.

        Notwithstanding the revision to page F-16, the Company re-evaluated the marketability discount when it obtained the updated valuation as of October 6, 2005. After discussing with the independent appraiser, the Company decided to use a 15% marketability discount as of October 6, 2005 instead of the 27% marketability discount used in the February 9, 2005 valuation.

  4.
  We have read your response to comment 5. We understand that the price charged for the 953,500 common shares issued from August 2005 through October 2005 was based on a pricing formula that valued the stock as of February 9, 2005. However, we still do not understand why you used February 9, 2005 for purposes of determining the fair value of these shares for accounting purposes, when the actual stock purchase dates did not occur until substantially later. Please revise your financial statements to record these purchases at their fair value as of the purchase date with the difference between fair value and the purchase price being treated as an expense. Please tell us supplementally how you arrived at the revised fair values you use since your valuation as of February 9, 2005 of $5.87 would appear to be quite old as of the date these shares were purchased.

        The Company notes the Commission's comment and agrees with the Commission that the February 9, 2005 grant date was not the appropriate date to use for valuing the Company's common stock for this purpose. The Company therefore engaged the same appraiser who prepared the February 9, 2005 valuation to update the valuation as of October 6, 2005. A copy of the updated valuation schedules have been provided to the Commission supplementally under separate cover.

        As discussed with the Commission on the October 20, 2006, conference call, the Company selected October 6, 2005 because approximately 56% of the stock purchased from August to October 2005 was purchased on October 6, 2005 and approximately 87% of the stock purchased from August to October 2005 was purchased during the eight-day period ended October 6, 2005. The Company believes an appraisal on each of the 19 dates that purchases were made from August 2005 to October 2005 is impractical and would not result in a materially different result due to the high concentration of the sales around October 6, 2005. Only 2% of the stock sold during this period was sold in August 2005.

        As noted above in Comment 3, the appraiser modified the valuation assumptions in connection with the updated valuation as of October 6, 2005 to exclude the discount for lack of control and the adjustment for synergies and reduce from 27% to 15% the discount for lack of marketability. In addition, the appraiser used generally higher multiples in the guideline public companies analysis. The appraiser also took into account the additional cash received as proceeds from stock sales that occurred between October 1 and October 6, 2005 and provided a reserve for the West Hollywood litigation that was in trial at the time the stock sales occurred.

        As a result, using October 6, 2005 as the valuation date and the revised assumptions discussed above, the updated valuation yielded an estimated fair value of $6.64 per share. This reflects an increase of $0.77 per share over the initial valuation as of February 9, 2005, for an aggregate increase in stock-based compensation expense of $734,195. To reflect the increase in stock-based compensation expense, the Company has restated its financial statements for fiscal year 2005 as included in the Amended Registration Statement.

  Note 9—Segment Information, page F-18

  5.
  We have reviewed your response to comment 6. Please provide us with a schedule that summarizes, for each operating segment the actual revenue and gross margin during the past five years and through the June 30, 2006 interim period. Please also include 2006 and 2007 budgeted amounts in the schedule.

        The Company notes the Commission's comment and previously supplementally provided the requested schedule to the Commission. The Company advises the Commission that budget amounts for 2007 are not yet available.

        In addition to the factors and criteria discussed below under Comment #6, the Company does not believe that providing separate segment information for Arroyo Geotechnical would provide meaningful information to the users of the Company's financial statements. As can be determined from the information provided in the previously provided schedule, Arroyo Geotechnical contributes a very small amount of revenue to the Company's consolidated revenue. Arroyo Geotechnical has contributed between 0.7% and 1.9% of total consolidated revenue since its inception. Additionally, contract revenue less direct costs of contract revenues contributed by Arroyo was only 0.6% to 1.7% of the consolidated total for contract revenue less direct costs since Arroyo Geotechnical's inception. Further, Arroyo Geotechnical is not expected to be a primary driver of the Company's growth in the future.

  6.
  If actual revenue growth for your operating segments have trended in a materially different manner or if gross margin percentages are materially different we believe that would be indicative of dissimilar economic characteristics. In addition, if the operating segments operate in different regulatory environments, we would also expect separate presentation of the operating segments.

        The Company notes the Commission's comment and has provided below a more expansive discussion of how it determined that its three engineering subsidiaries, Willdan, PARs and Arroyo Geotechnical, have similar economic characteristics and should be aggregated into the Engineering Services segment.

        PARs was formed in fiscal year 2005 to provide in-house staffing services to Willdan. Before forming PARs, Willdan would often hire professionals as subconsultants or independent contractors, which professionals would not receive the typical employment benefits provided to the Willdan employees. PARs was created to streamline the process of engaging these professionals and ensure that their activities are covered under the Company's professional liability insurance. In analyzing whether PARs should be included in the Willdan segment, however, the key factor is that all of PARs employees and services are provided solely to Willdan. PARs does not provide services or receive revenues from any other entity. If PARs did not exist, then the compensation costs of these individuals would be incurred by Willdan either as subconsultant costs or as employee costs. As a result, the Company does not believe the trend of revenue growth or gross margin for PARs is relevant in this analysis, because its revenues are generated exclusively from Willdan and, accordingly, are eliminated in consolidation. For internal reporting purposes, as well as segment reporting, PARs results are consolidated with those of Willdan.

        Since both Willdan and Arroyo Geotechnical provide engineering related services, demand for engineering services will drive the economic trends for these subsidiaries. In evaluating the economic trends for Arroyo Geotechnical, it should be noted that this company is an early-stage company.

        As discussed more fully below, Arroyo Geotechnical at one time was a division of Willdan. In 2001, the Company created a separate legal entity for its geotechnical practice to market those services more effectively and isolate the rest of the Company from professional liability that might be associated with this specialty. Arroyo Geotechnical began its separate operations in 2002. Due to poor performance in this group, new management was put in place in September 2003.

        Following is an in-depth discussion of the reasons that the Company combined Arroyo Geotechnical with Willdan for segment reporting:

  •
  Revenue Trends: Consistent with overall demand for engineering services, revenues for Willdan and Arroyo Geotechnical have increased. However, as noted in the Company's response to comment 5, Arroyo Geotechnical's revenue has never exceeded 1.9% of consolidated revenue of the Company and Arroyo Geotechnical is not expected to be a primary driver of the Company's growth in the future. In light of these facts, the Company does not believe that providing separate segment information for Arroyo Geotechnical would provide meaningful information to the users of the Company's financial statements.

  As requested by the Commission, the supplementally provided schedule shows actual revenue and direct costs of contract revenues for the past five years and projected year-end 2006. As Arroyo Geotechnical's revenues begin to stabilize, the Company believes its percentage increases in revenues will trend very similarly to Willdan's, as can be evidenced by the results from the first six months of 2006. Further, Arroyo's operating margins are generally similar to Willdan's operating margins as demonstrated below under Operating Margins.

  •
  Labor Costs: Both of these companies are affected in the same way by wage and salary conditions in the engineering services sector. Trends in labor costs for engineers and related technical professionals will affect Willdan and Arroyo Geotechnical in the same manner since they utilize similar types of engineering professionals and related technical employees.

  •
  Operating Margins: Willdan and Arroyo Geotechnical experience similar direct costs of contract revenues as a percentage of revenues as shown in the supplementally provided schedule. In addition, while direct costs of contract revenues within the Company's Engineering Services segment typically will be in this range of 40%-50% of contract revenues, in the Company's Public Finance Services segment this range is more typically 25%-30%.

  •
  Nature of the products or services: Willdan and Arroyo Geotechnical each provide engineering related services. Arroyo Geotechnical provides soils, geotechnical and engineering geology services, which is a specialized subset of the engineering services provided by Willdan. Willdan provides a variety of specialized engineering services as discussed in more detail in the Company's registration statement.

  •
  Nature of the production process: The production process for Willdan and Arroyo Geotechnical is identical. Each of the companies provides engineering related services under fixed-price, time-and-materials or unit-based contracts. Each company bills its clients under the terms of its contracts on either an hourly-fee basis or on a percentage of completion basis as the projects progress. Billing and contract administration for each of these subsidiaries is managed by the Company's corporate accounting staff.

  •
  Type or class of customer for products and services: Willdan and Arroyo Geotechnical serve the same client base, which is comprised almost exclusively of public agencies. In fiscal year 2005, less than $140,000 of Arroyo's revenue was derived from private sector projects. Willdan and Arroyo often work for the same clients or provide services on the same projects. In fiscal year 2005, approximately 40 of Arroyo's 78 clients also worked with Willdan.

  •
  Methods used to distribute products or provide services: Each of these subsidiaries operates under a similar corporate structure as a subsidiary of the Company. Each of these subsidiaries utilizes skilled engineers and technical staff to provide engineering consulting services to public agencies in the same geographic markets. Each of these subsidiaries operates under the same types of contracts and bills their clients in the same manner.

  •
  If applicable, the nature of the regulatory environment: Since each of these subsidiaries offer engineering services primarily to public agencies, each must operate within and be knowledgeable about the regulations involved with public sector projects. These regulations and requirements can vary among the different types of agencies. However, Willdan and Arroyo Geotechnical each serve the same array of public agencies and therefore are subject to the same requirements. In addition, as providers of engineering services, they are expected to comply with the professional standards of engineers and related technical services. As a distinction, employees in the Company's Public Finance and Homeland Security segments also serve public agencies, but they do not operate in a professional environment that has similar technical and licensing requirements and standards.

        Based on the criteria described above, the Company determined that the three subsidiaries included in its Engineering Services segment, Willdan, PARs and Arroyo Geotechnical, met the aggregation criteria in paragraph 17 of SFAS 131.

Exhibits
Exhibit 1.1, Form of Underwriting Agreement

  7.
  We note your response to comment 8 of our letter dated October 4, 2006. Please provide the underwriters' response to this comment. In addition, the representation should be that termination will be based only on events which result in a material impairment of the investment quality of the securities offered, rather than a representation that the closing conditions are "not intended" to permit termination "solely" because of an inability to market the securities.

        The Company notes the Commission's comment and has attached as Appendix A to this letter, a letter from O'Melveny & Myers LLP, counsel to Wedbush Morgan Securities Inc., as representative of the underwriters of this offering, responding to the Commission's comment.

        If you have any questions regarding the Amended Registration Statement or the above, please do not hesitate to give me a call at (714) 427-7037.

Very truly yours,
Snell & Wilmer L.L.P.
/s/ JAMES J. SCHEINKMAN James J. Scheinkman
cc:
Win Westfall
Richard A. Boehmer, Esq.

Appendix A

[O'Melveny & Myers LLP Letterhead]

November 2, 2006
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010
Attn: Pamela A. Long, Assistant Director

  Re:
  Willdan Group, Inc.
  Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-136444)

Dear Ms. Long:

        On behalf of Wedbush Morgan Securities Inc., as representative of the several underwriters (the "Representative"), we are responding to comment number 7 as set forth in your letter dated October 17, 2006 to Win Westfall, Chief Executive Officer of Willdan Group, Inc. (the "Company") in connection with the Company's Amendment No. 2 to Registration Statement on From S-1, File No. 333-136444 (the "Registration Statement"), which was filed with the Commission on October 11, 2006. For your convenience, the Commission's comment has been repeated below, with the Representative's response immediately following the comment.

Exhibit

Exhibit 1.1 Form of Underwriting Agreement

7.
We note your response to comment 8 of our letter dated October 4, 2006. Please provide the underwriters' response to this comment. In addition, the representation should be that termination will be based only on events which result in a material impairment of the investment quality of the securities offered, rather than a representation that the closing conditions are "not intended" to permit termination "solely" because of an inability to market the securities.

        The Representative has reviewed the Staff's comment and has advised us that termination of the underwriting agreement to be signed upon completion of this offering will be based only on events which result in a material impairment of the investment quality of the securities offered.

Sincerely,

/s/ JOHN-PAUL MOTLEY John-Paul Motley for O'MELVENY & MYERS LLP
cc:
James J. Scheinkman
Steven D. Pidgeon
Win Westfall

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  Appendix A